SUZANO
Av. Brigadeiro Faria Lima, 1355 – 10th floor
01452-919 – São Paulo - SP
Tel.: 55 11 3037-8070/9070 Fax: 55 11 3037-9076

03045020

December 03, 2003
Our ref.: 137/03

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

RECD S.E.C.
DEC 9 2003
1086

Re: Companhia Suzano de Papel e Celulose
File N° 82-3550

Ladies and Gentlemen:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the Minutes of Meeting of the Board of Directors held on November 26, 2003.

SUPPL

Very truly yours,

Bernardo Szpigel
Executive Officer for Investor Relations

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

THE SECURITIES REFERRED TO IN THIS DOCUMENT WILL NOT BE AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER FOR ANY SECURITIES.

DW 12/11

COMPANHIA SUZANO DE PAPEL E CELULOSE
PUBLICLY HELD AUTHORIZED CAPITAL COMPANY
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

MINUTES OF MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 26, 2003

Date, Time and Venue: November 26, 2003, at 8:00 a.m., in the Company's headquarters at Avenida Brigadeiro Faria Lima, 1355, 9° andar, in the city of São Paulo, State of São Paulo.

Attendance: All members of the Board of Directors.
Presiding Board: David Feffer - Chairman.
Fábio Eduardo de Pieri Spina - Secretary.
Agenda: To resolve upon the ratification of the increase in the capital stock of the Company, within the limits of the authorized capital, in view of the full subscription of the public issue of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of them no-par value, registered shares, totally subscribed and paid up at the issue price of ten reais (R$ 10,00) per common share, and ten reais (R$ 10,00) per preferred share.

Resolutions approved by unanimous votes: ratified the increase of the capital stock of the Company, within the limits of the authorized capital, in view of the full subscription of one hundred and fifty million reais (R$ 150.000.000,00), through the public issuance of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of them no-par value, registered shares, at the price of ten reais (R$ 10,00) per common share, and ten reais (R$ 10,00) per preferred share, as approved in the meetings of the Board of Directors held on October 6, 2003, November 3, 2003 and November 20, 2003. Thus, the capital stock of the Company was increased from one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.137.737.235,80), to one billion, two hundred and eighty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.287.737.235,80) divided in one hundred and two million, three hundred and seventy-four thousand, four hundred and fifty-eight (102,374,458) common shares, and one hundred and seventy-one million, one hundred and forty-five thousand, three hundred and twenty-six (171,145,326) preferred shares all of them no-par value, registered shares.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved were signed by all the members of the Board of Directors of the Company. São Paulo, November 26, 2003. David Feffer – Chairman of the Meeting. Fabio Eduardo de Pieri Spina – Secretary. Members of the Board of Directors: David Feffer – Chairman, Daniel Feffer – Deputy Chairman, Boris Tabacof – Deputy Chairman, Augusto Esteves de Lima Junior, Jorge Feffer, Claudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fábio Eduardo de Pieri Spina
Secretary

SUZANO

Av. Brigadeiro Faria Lima, 1355 – 10th floor
01452-919 – São Paulo - SP
Tel.: 55 11 3037-8070/9070 Fax: 55 11 3037-9076

December 03, 2003
Our ref.: 137/03

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File Nº 82-3550

Ladies and Gentlemen:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the Minutes of Meeting of the Board of Directors held on November 26, 2003.

Very truly yours,

Bernardo Szpigel
Executive Officer for Investor Relations

THE SECURITIES REFERRED TO IN THIS DOCUMENT WILL NOT BE AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER FOR ANY SECURITIES.

COMPANHIA SUZANO DE PAPEL E CELULOSE
PUBLICLY HELD AUTHORIZED CAPITAL COMPANY
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

MINUTES OF MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 26, 2003

Date, Time and Venue: November 26, 2003, at 8:00 a.m., in the Company's headquarters at Avenida Brigadeiro Faria Lima, 1355, 9° andar, in the city of São Paulo, State of São Paulo.

Attendance: All members of the Board of Directors.
Presiding Board: David Feffer - Chairman.
Fábio Eduardo de Pieri Spina - Secretary.
Agenda: To resolve upon the ratification of the increase in the capital stock of the Company, within the limits of the authorized capital, in view of the full subscription of the public issue of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of them no-par value, registered shares, totally subscribed and paid up at the issue price of ten reais (R$ 10,00) per common share, and ten reais (R$ 10,00) per preferred share.

Resolutions approved by unanimous votes: ratified the increase of the capital stock of the Company, within the limits of the authorized capital, in view of the full subscription of one hundred and fifty million reais (R$ 150.000.000,00), through the public issuance of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of them no-par value, registered shares, at the price of ten reais (R$ 10,00) per common share, and ten reais (R$ 10,00) per preferred share, as approved in the meetings of the Board of Directors held on October 6, 2003, November 3, 2003 and November 20, 2003. Thus, the capital stock of the Company was increased from one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.137.737.235,80), to one billion, two hundred and eighty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.287.737.235,80) divided in one hundred and two million, three hundred and seventy-four thousand, four hundred and fifty-eight (102,374,458) common shares, and one hundred and seventy-one million, one hundred and forty-five thousand, three hundred and twenty-six (171,145,326) preferred shares all of them no-par value, registered shares.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved were signed by all the members of the Board of Directors of the Company. São Paulo, November 26, 2003. David Feffer – Chairman of the Meeting. Fabio Eduardo de Pieri Spina – Secretary. Members of the Board of Directors: David Feffer – Chairman, Daniel Feffer – Deputy Chairman, Boris Tabacof – Deputy Chairman, Augusto Esteves de Lima Junior, Jorge Feffer, Claudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fábio Eduardo de Pieri Spina
Secretary

SUZANO
Av. Brigadeiro Faria Lima, 1355 – 10th floor
01452-919 – São Paulo - SP
Tel.: 55 11 3037-8070/9070 Fax: 55 11 3037-9076

November 24, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File No. 82-3550

Ladies and Gentlemen:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the Minutes of Board of Directors held on November 20, 2003.

Very truly yours,

Bernardo Szpigel
Executive Officer for Investor Relations

THE SECURITIES REFERRED TO IN THIS DOCUMENT WILL NOT BE AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER FOR ANY SECURITIES.

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

Taxpayer Identification N°. 60.651.726/0001-16

NIRE N°. 35.300.015.398

MINUTES OF MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 20, 2003

Date, Time and Venue: November 20, 2003, at 5:00 p.m., in the Company's headquarters at Avenida Brigadeiro Faria Lima, 1355, 9° andar, in the city of São Paulo, State of São Paulo.

Attendance: all the members of the Board of Directors.

Presiding Board: David Feffer - Chairman
Fábio Eduardo de Pieri Spina - Secretary.

Agenda: To resolve upon:

(i) setting the issue price of the shares object of the increase of the capital stock approved in the Meeting of the Board of Directors held on November 3, 2003 ("Shares") and respective justification;

(ii) form of subscription and payment of the Shares;

(iii) procedure to be adopted for the primary public offering, as well as the treatment to be given to the subscribers of the Shares object of the public primary offering; and

(iv) authorization to the Board of Officers for the practice of all actions required for the execution of the public primary offering of Shares.

Resolutions unanimously approved:

(i) **Issue Price**- The issue price of the shares was set at ten reais (R$ 10,00) per common share, and ten reais (R$ 10,00) per preferred share. **Justification**: The issue price of the common shares and preferred shares was set after the "road show" of the Company, and after conclusion of the bookbuilding process conducted by the financial institutions that are coordinating the public primary offering according to the provisions of Article 170, Paragraph One, Subitem III, of Law N°. 6404 dated December 15, 1976 (Corporate Law), and adopting as parameter the price of the Preferred Shares issued by the Company, as quoted by the São Paulo Stock Exchange – BOVESPA, admitting premium or discount over the average weighted price of the preferred shares quoted by BOVESPA, based on market conditions.

The interest of the institutional investors for the subscription and acquisition of the preferred shares issued by the Company was considered for definition of the shares issue price. Under the terms of Article 170, Paragraph 7 of the Corporate Law, the choice of the market value criterion for the shares of the Company, which was used for determining the price of common shares and preferred shares to be issued, adopting as base the price quoted for the preferred shares of the Company is duly justified, considering that this is a public primary offering in which the bookbuilding process reflects the value whereby the investors submit their intention to buy so that it is the most appropriate criterion for determining the fair price of the Shares to be issued by the Company. Furthermore, since the common shares issued by the Company do not have liquidity or volume of trade

in the Stock Exchange for their quotation to be considered for setting the price for subscription of the common shares, such price was set as the same as for subscription of the preferred shares to be issued by the Company under the terms approved hereby.

(ii) **Form of subscription and payment** – Approved that shares shall be paid in cash upon subscription, in national currency.

(iii) **Manner of Placement** – Ratified the resolution approved in the Meeting of the Board of Directors held on November 3, 2003, whereby the placement of the shares object of the public primary offering shall be made in the non-organized over-the-counter market, under differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13 dated September 30, 1980, and the shareholders of the Company, non-institutional investors and investment clubs were granted nine (9) business days, from November 6, 2003 to November 18, 2003, inclusive, as per Notice to Market published on November 3, 2003, for placement of their Reservation Request for subscription of the Shares, under the conditions described in the Notice to the Market. The remnant of preferred shares issued by the Company that are not the object of reservation requests for subscription during the Reservation Period shall be destined for public offer to the Institutional Investors, by the financial institutions that are coordinating the public offering of the Shares.

(iv) Authorized the Board of Officers to practice all other actions required to conduct the public offering of Shares, as well as to sign all the documents required for this including, without limitation (i) the Agreement for Coordination, Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares, and Best Efforts

for Placement of Common Shares issued by the Company, (ii) the Service Agreement to be executed with CBLC-Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing House for Custody and Settlement of Securities), (iii) Private Agreement for Rendering Preferred Shares Price Stabilization Services, and (iv) the Agency Agreement.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved were signed by all the members of the Board of Directors. São Paulo, November 20, 2003. signed) David Feffer – Chairman of the Meeting. Fábio Eduardo de Pieri Spina - Secretary. Members of the Board of Directors: David Feffer – Chairman. Daniel Feffer – Deputy Chairman. Boris Tabacof - Deputy Chairman. Augusto Esteves de Lima Junior. Jorge Feffer. Cláudio Thomaz Lobo Sonder. Antonio Carlos de Vasconcelos Valença. Antonio de Souza Corrêa Meyer. Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fabio Eduardo de Pieri Spina

Secretary

SUZANO
Av. Brigadeiro Faria Lima, 1355 – 10th floor
01452-919 – São Paulo - SP
Tel.: 55 11 3037-8070/9070 Fax: 55 11 3037-9076

November 24, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File No. 82-3550

Ladies and Gentlemen:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the Minutes of Board of Directors held on November 20, 2003.

Very truly yours,

Bernardo Szpigel
Executive Officer for Investor Relations

THE SECURITIES REFERRED TO IN THIS DOCUMENT WILL NOT BE AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER FOR ANY SECURITIES.

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

Taxpayer Identification N°. 60.651.726/0001-16

NIRE N°. 35.300.015.398

MINUTES OF MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 20, 2003

Date, Time and Venue: November 20, 2003, at 5:00 p.m., in the Company's headquarters at Avenida Brigadeiro Faria Lima, 1355, 9° andar, in the city of São Paulo, State of São Paulo.

Attendance: all the members of the Board of Directors.

Presiding Board: David Feffer - Chairman
Fábio Eduardo de Pieri Spina - Secretary.

Agenda: To resolve upon:

(i) setting the issue price of the shares object of the increase of the capital stock approved in the Meeting of the Board of Directors held on November 3, 2003 ("Shares") and respective justification;

(ii) form of subscription and payment of the Shares;

(iii) procedure to be adopted for the primary public offering, as well as the treatment to be given to the subscribers of the Shares object of the public primary offering; and

(iv) authorization to the Board of Officers for the practice of all actions required for the execution of the public primary offering of Shares.

Resolutions unanimously approved:

(i) **Issue Price**- The issue price of the shares was set at ten reais (R$ 10,00) per common share, and ten reais (R$ 10,00) per preferred share. **Justification**: The issue price of the common shares and preferred shares was set after the "road show" of the Company, and after conclusion of the bookbuilding process conducted by the financial institutions that are coordinating the public primary offering according to the provisions of Article 170, Paragraph One, Subitem III, of Law N°. 6404 dated December 15, 1976 (Corporate Law), and adopting as parameter the price of the Preferred Shares issued by the Company, as quoted by the São Paulo Stock Exchange – BOVESPA, admitting premium or discount over the average weighted price of the preferred shares quoted by BOVESPA, based on market conditions.

The interest of the institutional investors for the subscription and acquisition of the preferred shares issued by the Company was considered for definition of the shares issue price. Under the terms of Article 170, Paragraph 7 of the Corporate Law, the choice of the market value criterion for the shares of the Company, which was used for determining the price of common shares and preferred shares to be issued, adopting as base the price quoted for the preferred shares of the Company is duly justified, considering that this is a public primary offering in which the bookbuilding process reflects the value whereby the investors submit their intention to buy so that it is the most appropriate criterion for determining the fair price of the Shares to be issued by the Company. Furthermore, since the common shares issued by the Company do not have liquidity or volume of trade

in the Stock Exchange for their quotation to be considered for setting the price for subscription of the common shares, such price was set as the same as for subscription of the preferred shares to be issued by the Company under the terms approved hereby.

(ii) **Form of subscription and payment –** Approved that shares shall be paid in cash upon subscription, in national currency.

(iii) **Manner of Placement –** Ratified the resolution approved in the Meeting of the Board of Directors held on November 3, 2003, whereby the placement of the shares object of the public primary offering shall be made in the non-organized over-the-counter market, under differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13 dated September 30, 1980, and the shareholders of the Company, non-institutional investors and investment clubs were granted nine (9) business days, from November 6, 2003 to November 18, 2003, inclusive, as per Notice to Market published on November 3, 2003, for placement of their Reservation Request for subscription of the Shares, under the conditions described in the Notice to the Market. The remnant of preferred shares issued by the Company that are not the object of reservation requests for subscription during the Reservation Period shall be destined for public offer to the Institutional Investors, by the financial institutions that are coordinating the public offering of the Shares.

(iv) Authorized the Board of Officers to practice all other actions required to conduct the public offering of Shares, as well as to sign all the documents required for this including, without limitation (i) the Agreement for Coordination, Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares, and Best Efforts

for Placement of Common Shares issued by the Company, (ii) the Service Agreement to be executed with CBLC-Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing House for Custody and Settlement of Securities), (iii) Private Agreement for Rendering Preferred Shares Price Stabilization Services, and (iv) the Agency Agreement.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved were signed by all the members of the Board of Directors. São Paulo, November 20, 2003. signed) David Feffer – Chairman of the Meeting. Fábio Eduardo de Pieri Spina - Secretary. Members of the Board of Directors: David Feffer – Chairman. Daniel Feffer – Deputy Chairman. Boris Tabacof - Deputy Chairman. Augusto Esteves de Lima Junior. Jorge Feffer. Cláudio Thomaz Lobo Sonder. Antonio Carlos de Vasconcelos Valença. Antonio de Souza Corrêa Meyer. Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fabio Eduardo de Pieri Spina

Secretary